Michael Page
INTERNATIONAL

Corporate Office, 8 Bath Road, Slough, Berkshire SL1 3SA Tel: 01753 849300 Fax: 01753 849386

02 MAY -8 AM 10: 14

26 April 2002

File No. 82-5162

02028879

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Availability of the Annual Report and Accounts 2001.
2. Substantial shareholders notification – Capital Group.
3. Substantial shareholders notification – Fidelity International Ltd.
4. Substantial shareholders notification – Government of Singapore Investment Corp
5. Two copies of the Annual Report and Accounts and form of proxy.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

dlw 5/8

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Company	Michael Page International PLC
TIDM	MPI
Headline	Annual Report and Accounts
Released	16:18 11 Apr 2002
RNS Number	4200U

File No. 82-5162

Annual Report 2001

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:38 9 Apr 2002
RNS Number	2499U

File No 82-5162

RNS Number:2499U
Michael Page International PLC
9 April 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

THE CAPITAL GROUP COMPANIES INC AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

185,937

6) (0.05%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

5/4/02

11) Date company informed

9/4/02

12) Total holding following this notification

13) Total percentage holding of issued class following this notification

17.33%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM 01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .9TH APRIL 2002

Letter to Michael Page International plc

Re: Section 198 Notification

Enclosed is a Section 198 Notification dated 5 April 2002

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

Please note that this Section 198 Notification is due to a decrease in the amount of shares held by Capital International Limited below 3% of outstanding share balance.

For the purposes of this Notification an outstanding share balance of 375,000,000 share was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

From The Capital Group Companies, Inc.

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice la given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates;

Ordinary Shares (375,000.000 shares outstanding)

Number of shares in which the Companies have an interest:

64,997.336

Name(s) of registered holder(s):

See Schedule B

As of 5 April 2002

Michael Page International plc

	Number of shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	64,997,336	17.33%
Holdings by CG Management Companies and Funds:		
•Capital Guardian Trust Company	8,794,400.00	2.35%
•Capital International Limited	11,235,249.00	3.00%
•Capital International S.A.	6,847,737.00	1.83%
•Capital International, Inc.	327,200.00	0.09%
•Capital Research and Management Company	37,792,750.00	10.08%
•Capital Income Builder	22,353,300.00	5.96%

Schedule A

Schedule of holdings in Michael Page International plc
As of 5 April 2002

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		765,000
Chase Nominees Limited		6,067,600
Midland Bank plc		812,000
Nortrust Nominees		1,149,800
	TOTAL	8,794,400

Schedule B

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	290,000
Bank of New York Nominees	2,249,970
Chase Nominees Limited	2,711,620

Midland Bank plc	159,200
Bankers Trust	1,621,500
Barclays Bank	230,300
Citibank London	373,300
Morgan Guaranty	232,300
Nortrust Nominees	2,652,059
Lloyds Bank	45,600
Citibank NA	132,900
Deutsche Bank AG	155,500
HSBC Bank plc	265,000
KAS UK	103,000
Clydesdale Bank plc	13,000
TOTAL	11,235,249

Schedule B

Capital International S.A.

Registered Name	Local Shares
Bank of New York Nominees	72,200
Chase Nominees Limited	3,327,437
Credit Suisse London Branch	121,000
Midland Bank plc	205,300
Barclays Bank	152,160
Nortrust Nominees	71,900
Morgan Stanley	79,600
Royal Bank of Scotland	2,139,300
National Westminster Bank	167,700
Lloyds Bank	85,100
Deutsche Bank AG	425,600
TOTAL	6,847,737

Schedule B

Capital International, Inc.

Registered Name	Local Shares

State Street Nominees Limited	234,700
Bank of New York Nominees	92,500
TOTAL	327,200

Schedule B

Capital Research and Management Company

Registered Name	Local Shares
State Street Nominees Limited	8,410,000
Chase Nominees Limited	29,382,750
TOTAL	37,792,750

Schedule B

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:12 25 Mar 2002
RNS Number	5300T

File No 82-5162

RNS Number:5300T
Michael Page International PLC
25 March 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

3,607,629

8) (0.96%) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

22.3.02

11) Date company informed

25.3.02

12) Total holding following this notification

18,442,894

13) Total percentage holding of issued class following this notification

4.92%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM 01753 - 849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 25 MARCH 2002................

Letter to Michael Page International Plc - dated 22 March 2002

Amendment #9

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- U.K. COMPANIES ACT

1. Company in which shares are held: Michael Page International Plc

2. Notifiable Interest: Ordinary Shares

Fidelity International Limited (FIL)
P.O. BOX HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3. The notifiable interests also comprise the notifiable interest of:

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act

respectively.

Letter from Fidelity Management & Research Company

SCHEDULE A

SECURITY: Michael Page International Plc Amendment #9

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	6,058,404	FISL	Chase Nominees Ltd
	829,164	FIL	Chase Nominees Ltd
	8,194,456	FIL	HSBC Client Holdings Nominee (UK) Limited
	683,200	FIL	RBS Trust Bank
	220,360	FIL	Nortrust Nominees Ltd
	453,390	FIL	Northern Trust
	185,090	FIL	JP Morgan
	84,070	FIL	State Street Nominees Ltd
	264,010	FIL	Mellon Bank
	585,710	FIL	Bankers Trust
	84,370	FIL	KAS Associatie
	100,850	FIL	RBS-EDINBURG
	699,820	FIL	State Street Bank & Trust

TOTAL ORDINARY SHARES: 18,442,894

CURRENT OWNERSHIP PERCENTAGE: 4.92%

SHARES IN ISSUE: 375,000,000

CHANGE IN HOLDINGS SINCE
LAST FILING: (3,607,629) ordinary shares

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:36 21 Mar 2002
RNS Number	3818T

File No 82-5162

RNS Number:3818T
Michael Page International PLC
21 March 2002

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

GOVERNMENT OF SINGAPORE INVESTMENT CORP

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

1,142,000

6) (0.31%) of issued Class

7) Number of shares/amount of stock disposed

N/A

8) (N/A %) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

20/3/02

11) Date company informed

21/3/02

12) Total holding following this notification

12,139,439

13) Total percentage holding of issued class following this notification

3.24

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM - 01753 849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...21 MARCH 2002......

Letter to Michael Page International Plc

1. In compliance with Section 198 of the Companies Act 1985, we wish to inform you that the following persons have an interest in the ordinary shares of Michael Page International Plc as at 20/03/02. Holdings as at 20/3/02 are as follows:

A) Beneficiary owner's name: Board of Commissioners of Currency, Singapore

Holdings: 444,594 shares
Registered holder's name: The Securities Management Trust Ltd (A/c No: SMB)

B) Beneficiary owner's name: Government of Singapore

Holdings: 8,500,335 shares
Registered holder's name: The Securities Management Trust LTD (A/c No: SMC)

Holdings: 218,800 shares
Registered holder's name: Nortrust Nominees Limited (A/c No: EM073)

Holdings: 302,000 shares
Registered holder's name: Nortrust Nominees Limited (A/c No: EM089)

C) Beneficiary owner's name: Monetary Authority of Singapore

Holdings: 1,327,405 shares
Registered holder's name: The Securities Management Trust LTD (SMH)

Holdings: 1,346,605 shares
Registered holder's name: The Bank of New York Nominees Limited (A/c No: ACCJ)

END